U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn: Eddie Kim and Perry Hindin

Re:	Payoneer Global Inc. Amended Schedule TO-I and Schedule 13E-3

Filed August 23, 2024
File No. 005-92642

Dear Mr. Kim and Mr. Hindin:

On behalf of Payoneer Global Inc. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 27, 2024 (the “Comment Letter”), regarding the Company’s Amended Schedule TO-I and Schedule 13E-3, which was filed on August 23, 2024 (the “Schedule TO-I/A”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing an amendment to the Schedule TO-I/A (“Amendment No. 2”) which includes the Second Amended and Restated Offer to Purchase (the "Offer to Purchase") as an exhibit. The Offer to Purchase includes the revisions noted below in response to the Comment Letter. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO-I/A filed on August 23, 2024), all page references herein correspond to the page of the Amendment No. 2 and the Offer to Purchase. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Offer to Purchase.

Schedule TO-I/A filed August 23, 2024

Fairness of the Transaction (Offer, Consent Solicitation and Redemption), page 6

1.	We reissue prior comment 5. Please revise the disclosure to explain why the factor in clause (iii) of Instruction 2 to Item 1014 was not deemed material or relevant. Please also revise the disclosure to explain why the board of directors believes the transaction is fair in the absence of the procedural safeguards described in Item 1014(c), (d) and (e) of Regulation M-A.

Company response: In response to the Staff’s comment, the Company has provided additional disclosure on page 7 of the Offer to Purchase to discuss the relevance of the factor described in clause (iii) of Instruction 2 to Item 1014 of Regulation M-A. Further, the Company has provided additional disclosure, primarily on page 8 of the Offer to Purchase, to explain why the board of directors of the Company believes the Transaction (as defined in the Offer to Purchase) is fair in the absence of certain of the procedural safeguards described in Item 1014(c) and (d) of Regulation M-A, and to clarify that the board of directors of the Company, including all non-employee members thereof, approved the Transaction in response to Item 1014(e) of Regulation M-A.

Board Presentation, page 8

2.	Refer to prior comment 8, which we reissue in part. Please either confirm in your response letter that Citigroup has not received from the Company any compensation in the past two years other than the amounts currently disclosed in the Amended and Restated Offer to Purchase or revise the disclosure to quantify any compensation that Citigroup has received in the past two years as a result of Citigroup's or Citigroup's affiliates' relationship with the Company or its affiliates, including compensation received in exchange for providing "cash management, bank transfer and foreign exchange services to the Company and its affiliates." See Item 1015(b)(4) of Regulation M-A.

Company response: In response to the Staff’s comment, and pursuant to the telephone conferences held with the Staff on August 27 and August 28, 2024, the Company has provided additional disclosure on page 9 of the Offer to Purchase.

We thank the Staff for its review of the foregoing and of Amendment No. 2. If you have further questions or comments, please feel free to contact me at 212-450-4658 or byron.rooney@davispolk.com.

Sincerely,

By:	/s/ Byron B. Rooney
Name: Byron B. Rooney

cc:	John Caplan Tsafi Goldman Payoneer Global Inc. Christian O. Nagler Kirkland & Ellis LLP